Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

Via EDGAR

April 13, 2021

Jaea Hahn, Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ameritas Life Insurance Corp. ("Ameritas") and
Ameritas Variable Separate Account VA-2, 1940 Act. No. 811-05192
Medley!, 1933 Act Registration No. 333-142483
Post-Effective Amendment No. 20 on Form N-4
Response to Commission Staff Comments

Dear Ms. Hahn:

This letter is in response to the Commission staff review comments from our conversation on March 25, 2021, for the above-referenced Post-Effective Amendment No. 20 filed February 8, 2021. It is being filed as EDGAR Correspondence, which includes an attached prospectus and Statement of Additional Information (“SAI”) showing revisions based on the staff's comments.

Where a revision or response is to an SEC Comment, we set forth, first, the SEC staff’s Comment, followed by Ameritas’ response. Other revisions are simply listed. We also updated for annual updates, where the information was available to be included in this draft. Note that page numbers in the Table of Contents will be revised and finalized in the 485(b) filing that we will make to add the financial statements prior to May 1.

1.	COMMENT: On the Cover Page, we can delete “Title of Securities being Registered.”

RESPONSE: We have deleted.

2.	COMMENT: Page 1. Because the policy is no longer available for sale, revise the first paragraph accordingly. We can leave what we have in bold, but may want to add something along the lines of “the features benefits and risks are applicable to existing contract owners.”

RESPONSE: We have revised accordingly.

3.	COMMENT: Page 1, about three or four paragraphs down, we mention the fixed interest rate fixed account. Clarify that it is subject to the financial strength and claims paying ability of Ameritas Life.

RESPONSE: We have revised.

4.	We updated disclosure describing how policyowners may elect e-delivery on page 1.

5.	COMMENT: Make sure any of the website links on the front page take a person to the information being described, and not just the corporate landing page.

RESPONSE: We have checked the links. No update was necessary.

6.	COMMENT: On page 2, under “Contacting Us,” there is another website link to check.

RESPONSE: We have checked the link. No update was necessary.

7.	COMMENT: Key Information table, the surrender charge schedule should be deleted from the table, and moved further back in the prospectus. You can drop a footnote to the Key Information table, saying where the chart is located later in the prospectus.

RESPONSE: We have moved the schedule, and included a cross reference. We also re-ordered the Charges section to align with the order of the Fee Table.

8.	Key Information table, Ongoing Fees and Expenses section, Annual Fee table: added parentheticals for further clarification.

9.	COMMENT: Key Information table, Ongoing Fees and Expenses section, revise to add “combination of” to statements about “least expensive” and “most expensive” costs.

RESPONSE: We have revised.

10.	COMMENT: Key Information table, Risk section, add clarification as to why the policy is not a short-term investment, for example surrender charges apply for 9 years after each premium payment and that a tax penalty may apply for early withdrawals.

RESPONSE: We have revised to clarify.

11.	COMMENT: Add a reference to fixed account investment options in the item “Risks Associated with Investment Options” section of the Key Information table.

RESPONSE: We have added this reference.

12.	COMMENT: Key Information table, Insurance Company Risks subsection: This subsection has a reference to website: make sure it links to the appropriate location.

RESPONSE: We have revised the link.

13.	We revised the Investment Professional Compensation part of the Conflicts of Interest section of the Key Information table to provide more specific disclosure.

14.	COMMENT: Fee Table: Review and revise the captions so they follow Item 4 and are in the order specified by Item 4. If the policy does not include a charge specified by Item 4, the heading should still be used, but we can indicate “None,” and advise in our letter that it is not a charged fee.

RESPONSE: We have reordered and revised the Fee Table accordingly.

15.	COMMENT: Fee Table, Annual Policy Expenses section: this must be one charge. We can use a footnote to indicate it is comprised of two parts, but we must only present one combined number for this charge.

RESPONSE: We have revised accordingly.

16.	COMMENT: Fee Table, Annual Portfolio Company Expenses section: Revise for the period the waiver is expected to continue; indicate that it can be terminated at any time, pursuant to Item 4 Instructions. We do not need fund specific footnotes.

RESPONSE: We have revised.

17.	COMMENT: Principal Risks of Investing in the Policy section, the disclosure immediately under this section title needs to include the word “Company” between “Portfolio” and “Risks,” so that it reads “Portfolio Company Risks.”

RESPONSE: We have revised this disclosure.

18.	COMMENT: Principal Risks of Investing in the Policy section, in the first risk discussion, expand to discuss the risk of poor investment performance.

RESPONSE: This disclosure regarding risks of Account Value fluctuations and declining Account Value was already in the second paragraph. We have combined the disclosures into a single paragraph in the current draft.

19.	COMMENT: Principal Risks of Investing in the Policy section: Consider splitting the risk factor disclosure relating to Surrender and Partial Withdrawal Risks into two separate risks, and including as a reason that the policy is unsuitable for short term savings, due to the imposition of surrender charges.

RESPONSE: We have revised into two separate risk disclosures. We expanded disclosure concerning why the policy is not a short-term investment in the first paragraph of this section.

20.	COMMENT: Principal Risks of Investing in the Policy section: If there is a possibility that poor investment return on a fund or a low interest rate on the fixed account, would require additional premiums to keep the policy in force, we should state this if in fact it is a risk.

RESPONSE: We have added this disclosure following discussion of the investment risk.

21.	COMMENT: Principal Risks of Investing in the Policy section: Disclose any risk related to allocating premiums to the fixed account.

RESPONSE: We have added disclosure relating to the risks of investing in the fixed account in the first paragraph of this section.

22.	COMMENT: Principal Risks of Investing in the Policy section: in the third paragraph is a reference to the company website. We need to be sure it is an appropriate link, to the portfolio company prospectus links page.

RESPONSE: We have revised the link.

23.	COMMENT: Portfolio Companies section: the fourth paragraph has a reference to a website that should be checked for proper linking.

RESPONSE: We have revised the link.

24.	COMMENT: The Fixed Account Fixed Interest Rate Option section: Delete the sentence stating that the SEC staff have not reviewed the Fixed Account disclosures.

RESPONSE: We have deleted the sentence.

25.	COMMENT: In this same section, clarify how a policy owner can obtain the current interest rate.

RESPONSE: We have added disclosure to clarify.

26.	COMMENT: Also in this same section, provide more modern disclosure relating to the fixed account, including that interests in the fixed account are not registered under the 33 Act and the fixed account is not registered as an investment company under the 40 Act, that amounts paid from the fixed account are subject to Ameritas’ claims paying ability and financial strength, and that the fixed account is subject to generally applicable provisions of Federal Securities laws regarding the accuracy and completeness of disclosures.

RESPONSE: We have revised the disclosure to include this.

27.	COMMENT: In this same section, add disclosure about how the fixed account value affects the contract value, any living benefits, fees, variable options, etc.

RESPONSE: We have added these general disclosures, along with cross references to sections of the prospectus including more information.

28.	COMMENT: General Description of the Policy section, Dollar Cost Averaging subsection: clarify the difference between the dollar cost averaging program and the enhanced DCA program, add a cross reference to where more detail on the Enhanced DCA is discussed in greater detail.

RESPONSE: We have revised to address this comment, and added a cross-reference to the Benefits Available Under the Policy section, where we have included more information on the EDCA, pursuant to the following Comment.

29.	COMMENT: Benefits Available Under the Policy section: include references to the DCA Program and Enhanced DCA Program.

RESPONSE: We understand how the Enhanced DCA Program could be seen as a potential benefit, as it can provide a tangible potential enhancement in the potential bonus interest credited. We have revised the Benefits Available Under the Policy section to reference the Enhanced DCA Program. We do not agree that the DCA Program is a “benefit,” as it is just a feature that enables a policy owner, any policy owner, to make allocations among investment subaccounts offered through the policy on a regular basis. It is, like earnings sweep and portfolio rebalancing, a no-cost feature that a policy owner can use to help manage their policy. We did not include reference to the DCA Program in the Benefits Available Under the Policy section.

30.	COMMENT: Benefits Available Under the Policy section, the greater of guaranteed minimum death benefit is listed – is there no restriction or limitation on this (the “Restrictions..,” column is blank)?

RESPONSE: We have revised disclosure in the table to clarify.

31.	In the Additional Information On Benefits Available Under the Policy section, in the disclosure about Death Benefits, we added disclosure about the possible effect of state unclaimed property laws if a Policy Owner does not update their beneficiary designations and personal information.

32.	COMMENT: Loans section: in the discussion about loan interest, the maximum loan interest rate (8%) is referenced. This should be shown in the fee table under ongoing expenses.

RESPONSE: We have included this in the Fee Table, and have added to this section information on how a Policy Owner may obtain current rates.

33.	COMMENT: Appendix A: Indicate which options are available or restricted under the benefits offered under the policy (the Instructions to Item 17). Because we have a Possible Allocations Chart already, it may make sense to move this chart to Appendix A.

RESPONSE: We have moved the Chart to address this comment.

34.	COMMENT: Appendix A: Remove the trust names, as they are not required in the chart, and review the investment objectives for index funds to be sure that they are stating objectives, and not types of funds.

RESPONSE: We have removed trust names, and revised index objectives as appropriate. Note that this chart was completely replaced, as updated portfolio company information was available to be included. Therefore, the redlining is not exact.

35.	We revised the footnotes accompanying the chart in Appendix A to accommodate certain portfolio companies that do not have 10-year performance figures, pursuant to our discussion of this chart during our telephone conversation.

36.	COMMENT: Statement of Additional Information Registration Statement section: add a reference that the SAI is available online and the landing page.

RESPONSE: We have added this information.

37.	COMMENT: Reports to You section: Delete the heading “How to Contact the SEC,” and leave the sentence relating to how Reports and information can be accessed, but insert the word “also,” to indicate that they are “also available” on the SEC’s website.

RESPONSE: We have made these revisions.

38.	COMMENT: On the bottom of the last page of the prospectus, add the Edgar contract identifier.

RESPONSE: We have added the Edgar contract identifier.

39.	COMMENT: Statement of Additional Information, first page: below the table of contents, there is a reference to a website to be checked for proper linking.

RESPONSE: We have revised the link.

40.	We revised a website link on the first page of the Statement of Additional Information, and added disclosure relating to the services provided by affiliates of Ameritas Life (pursuant to a comment made on Registration No. 333-142494).

41.	We updated disclosure relating to the underwriter.
42.	COMMENT: Statement of Additional Information, third page, we have a description of calculating yields. We no longer have to give all of the formulas for calculating performance so these do not need to show up, pursuant to the Instructions for the SAI.

RESPONSE: We have removed this disclosure. We also slightly revised the disclosure relating to the mean or median Account Value.

43.	COMMENT: Part C. Exhibits: All exhibits must be hyperlinked, even the ones we file with this filing, unless they are so old that they are archived and not electronically available.

RESPONSE: All Exhibits will be hyperlinked when we file the 485(b) filing later this month.

44.	COMMENT: Location of Accounts and records. Pursuant to the Instructions, if we wish, we may delete this item.

RESPONSE: We have left this item in.

45.	COMMENT: Signature block: there should be two separate signature blocks: one for the Separate Account and one for the Depositor.

RESPONSE: We have revised accordingly for the 485(b) to be filed later this month.

Please advise if there are any further comments, based on our responses above, or if we need to be aware of any additional issues.

We acknowledge that the Company and management are responsible for the accuracy and adequacy of the disclosure in the filings, notwithstanding staff comments or changes to disclosure in response to staff comments, actions or absences of actions by the staff; we further understand the Commission is not foreclosed from taking any action with respect to the filing; and the Separate Account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President and Associate General Counsel

Enclosure